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STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

February 20, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Jeff Long

Re:	The Saratoga Advantage Trust
(File No. 033-79708; 811-08542)

Dear Mr. Long:

Thank you for your telephonic comments regarding the annual report for the fiscal year ended August 31, 2014 relating to The Saratoga Advantage Trust (the “Trust”). The Trust has considered your comments and has authorized us to make responses and acknowledgements discussed below on its behalf.

Comment	1. Please provide additional detail in the management discussion of the Fund performance section of future annual reports for the Trust. For example, consider including each Portfolio’s return as compared to its benchmark’s return and details on security selection.

Response 1. Additional detail will be provided in future annual reports for the Trust.

Comment	2. Consider adding benchmark information to the Total Aggregate Return table.

Response 2. The Trust will consider adding this information in future annual reports for the Trust.

Comment	3. In the Schedule of Investments for the James Alpha Global Enhanced Real Return Portfolio, add a brief description of the index underlying the credit default swap and indicate whether the Portfolio is the buyer or the seller of protection.

Response 3. The requested disclosure will be provided in future annual reports for the Trust.

Comment	4. In the Statements of Assets and Liabilities, please confirm that trustee fees are broken out separately and are not included in accrued expenses consistent with Item 604 of Regulation S-X. To the extent that there are none, please note as such.

Response 4. The requested disclosure will be provided in future annual reports for the Trust.

Comment	5. Please supplementally provide details relating to the audit fee that was waived with respect to the U.S. Government Money Market Portfolio.

Response 5. In an effort to maintain a positive yield for shareholders, it was requested by the Portfolio’s Board of Trustees that the audit firm waive the fee for the Portfolio and the audit firm agreed to do so.

Comment	6. Please confirm compliance with Proposing Release 20472 relating to commission recapture, which notes that if funds are receiving cash from the broker the rebate should be a realized gain/loss.

Response 6. We confirm that we will comply with Proposing Release 20472 when it is finalized.

Comment	7. Please disclose the counterparties to the forward currency exchange contracts (page 83).

Response 7. The requested disclosure will be provided in future annual reports for the Trust.

Comment	8. Consistent with Instruction 4(b) to Item 13 of Form N-1A, in the financial highlights please show expense ratios gross of credits and in the notes include the expense ratio net of credits.

Response 8. The requested disclosure will be provided in future annual reports for the Trust.

Comment	9. Please supplementally provide whether the expenses waived in 2012 were accrued prior to the merger in 2011 for the James Alpha Global Real Estate Investments Portfolio.

Response 9. The expenses waived in 2012 were accrued after the merger in 2011 for the James Alpha Global Real Estate Investments Portfolio.

Comment	10. Consider whether to add specific risks relating to industry concentration in the Health & Biotechnology Portfolio and the Energy & Basic Materials Portfolio in the next annual update.

Response 10. We will consider whether to include the requested disclosure in the next annual update for the referenced Portfolios.

Comment	11. In the footnote to the fee tables that discuss the fee waiver/expense cap, please ensure that the expense cap in place at the time that the expense was incurred is being used for purposes of applying the fee waiver/expense cap.

Response 11. We confirm that for the referenced purposes the expense cap in place at the time that the expense was incurred is applied.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
●	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss